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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                           Lighthouse Landings, Inc.
                           -------------------------
                (Name of small business issuer in its charter)





             New Jersey                                 22-3241823
     -----------------------------                 -------------------
    State or other jurisdiction of                 (I.R.S. Employer
    incorporation or organization                  Identification No.)


        195 Fairfield Avenue, Suite 3C, West Caldwell, New Jersey 07006
        ---------------------------------------------------------------
                   (Address of principal executive offices)



Issuer's telephone number: 973-228-2901
                           ------------

Securities to be registered under Section 12(b) of the Act: None
                                                            ----

Securities to be registered under Section 12(g) of the Act: Common Stock,
                                                            ------------
$.01 Par Value
--------------
(Title of Class)
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ITEM 1.  DESCRIPTION OF BUSINESS

History of the Company.
----------------------

     Lighthouse Landings, Inc. (the "Company") is a New Jersey corporation formed on May 12, 1993 under the name Drydock Cafe, Inc. On September 21, 1994, the Company changed its name to Lighthouse Landings, Inc.

     Through 1997 the Company's principal business was the redevelopment of a marina facility on a 2 1/2 acre site located on the Shrewsbury River in Highlands, New Jersey (the "Property"), which it acquired in September 1993. The Property is a mostly vacant parcel of land with 463 linear feet of waterfront and has on its premises a 4,000 square foot building on the water's edge and a small office building. The Property has preliminary zoning approval for a restaurant facility, retail building, bait and tackle shop, 23 slip marina, concrete parking area and deep water boat fueling pier.

     In September 1993 the Company purchased the Property at a Sheriff's sale for $1,000,000. Currently, the Property is encumbered by a promissory note with the remaining principal balance of $60,000, all of which is delinquent. However, the note holder has afforded the Company additional time to pay the balance. Relations with the note holder have historically been amenable.

     In December 1997, the Company purchased all outstanding shares of a privately-owned company called The Cigar Box, Inc. ("Cigar Box"), a retail cigar and accessories store, located in Ramsey, New Jersey. The Cigar Box stockholders received 75,000 shares of the Company's common stock. The acquisition was contemplated and consummated at a time when cigars were increasingly popular and the Cigar Box was to be used to supply retail outlets at ferry locations in New Jersey. The Company had planned to operate additional Cigar Box retail outlets, one of which would be included as part of a private club at the Property's restaurant facility.

     In October 1998, the Company acquired 80% of the issued and outstanding shares of the capital stock of Fast Ferry Holding Corporation, a New York corporation, and its wholly owned subsidiaries, Fast Ferry I Corporation, Fast Ferry II Corporation and New York Fast Ferry Services, Inc., all New York corporations (collectively "NY Fast Ferry"). NY Fast Ferry owns two vessels, the M/V Finest and the M/V Bravest, and is in the business of operating high-speed commuter ferry services in the greater New York City harbor area. The Company issued 454,545 shares of its common stock to the NY Fast Ferry shareholders. Of the 454,545 shares issued, 70,000 shares are subject to a put under which two of the three selling shareholders can require the Company to purchase an aggregate of 70,000 shares at a price of $5.00 per share.

     As a result of the acquisition of NY Fast Ferry, the Company's primary business changed from the redevelopment of the Property to the operation of existing fast ferry service and the development of new routes. Accordingly, the Company reevaluated all other business strategies and decided to sell all non-core business assets and operations so it could focus solely on developing its

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core business of ferry services. In October 1999 the Company listed both the
Cigar Box and the Property for sale.

Current Business; Markets.
-------------------------

     The Company is in the business of operating high-speed, passenger ferries. At present, it owns two high-speed passenger ferries: the M/V Finest and the M/V Bravest. These ferries are 38-meter aluminum hull, low wake catamarans that travel at speeds averaging 35 knots. These vessels each have a capacity of 340 passengers and are equipped with TV monitors and a public announcement and stereo system. Both vessels also have a refreshment concession area onboard.

     The Company's primary passenger is the executive commuter. The Company's fast ferry service offers the executive commuter a fast, convenient, reliable, clean and comfortable alternative to the crowded public transportation available via train or bus, not to mention the congestion and stress faced by those choosing to commute via automobile. The market being served by NY Fast Ferry includes the Rumson-Red Bank peninsula immediately south of Highlands, New Jersey in Monmouth County and has an excellent market potential to support present and expanded ferry service. According to the New Jersey Department of Transportation, there are approximately 22,000 Manhattan bound daily commuters from Monmouth County, New Jersey alone.

     The M/V Bravest travels 17 nautical miles across New York Harbor from Highlands, New Jersey to Pier 11 in downtown Manhattan, New York. Pier 11 is located about two blocks from Wall Street. This ferry also makes a stop at the East 34/th/ Street Pier on the eastside of midtown Manhattan. The trip to Pier 11 is approximately 40 minutes long and an additional 10 minutes to the East 34/th/ Street dock. Daily, the ferry makes two peak trips in the morning and two peak return trips at the end of the business day and one off-peak morning trip and one off-peak return trip in the evening four days a week. Passengers on these trips are primarily commuters, the majority of whom purchase 40-trip tickets at the current cost of $420.

     The M/V Finest was under a bareboat charter arrangement until October 31, 1999 to the Massachusetts Steamship Authority, which operates a fast ferry service in Massachusetts. The M/V Finest recently underwent a scheduled engine overhaul and is now available for NY Fast Ferry operation. The M/V Finest will be used to add additional peak runs to and from Manhattan from the Clam Hut site in the Highlands area which is currently being prepared for operation. This vessel will make one trip during morning peak hours to Manhattan and two trips from Manhattan during peak evening hours.

     NY Fast Ferry also runs excursions during non-commuter times and on holidays and weekends when the vessel is not operating scheduled trips. These excursions include whale watching trips off the coast in the winter, summer sunset cruises in New York Harbor, and fall foliage tours up the Hudson River Valley. The ferries also make trips to sporting events including baseball games at Shea Stadium and football games at West Point and for special events such as 4/th/ of July fireworks. The Company also rents its vessels for charters and private parties.

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     The Property is not in operational condition for fast ferry service because of the condition of the bulkhead, the surface of the parking area, and the site's limited parking capacity. Accordingly, NY Fast Ferry operates from a leased facility known as the Aragon Marina ("Aragon") located on Willow Street, Highlands, New Jersey. The site is leased by NY Fast Ferry on a passenger trip basis, with a remaining term of approximately four years, renewable at the same rates and basis for an additional five years. Under this lease the property owner provides and maintains all land side facilities, including providing parking attendants in the morning, snow plowing, lighting, docks, shuttle bus to offsite lot, etc. It is Aragon's obligation to provide 300 parking spaces, but only 250 are available, and there are payment reductions for the lost parking spaces. The monthly lease payment to Aragon has averaged $24,900 over the last
12 months.

     The Company believes the Aragon site is better suited to providing first-class, convenient commuter fast ferry service than the Property it owns. Accordingly, the Company is in negotiations with the owner of Aragon to purchase that site and has placed its Property on the market for sale. However, the Aragon property needs improvements and the parking space needs to be expanded.

     The Company is also actively seeking other sites in the New York and New Jersey areas suitable for providing fast ferry service to commuters to Manhattan, in order to maximize ferry capacity. If the Company is unsuccessful in negotiating acceptable terms for the Aragon property, there is sufficient time remaining on the Aragon lease to permit the Company to explore other options. The Company recently entered into a 60-day short term agreement to utilize a dock and parking facility at the Clam Hut located approximately one-half mile south of the Aragon property. The Clam Hut has parking capacity for 150 vehicles. At the end of the short term agreement, the Company and the owners of the Clam Hut property have the option of extending the agreement subject to the approval of the local zoning board.

     The Company entered into a five-year lease agreement, renewable for a further five-year team, with The Connecticut Light and Power Authority (the "Landlord") for approximately 3.6 acres together with the dock located at Atlantic Street and Washington Boulevard in Stamford, Connecticut (the "Stamford Property") for the purpose of operating a high-speed ferry service. The lease commenced on November 1, 1999 with rent payments commencing on March 1, 2000. Rent for the first six months (March through August) is based on annual rate of $100,000, or $8,333.33 per month, and for the seventh through the twenty-fourth month rent is based on an annual rate of $150,000, or $12,500 per month.

     The Company plans to operate high-speed ferry service from the Stamford Property to LaGuardia airport and to Manhattan, stopping at the pier at East 34/th/ Street and at Pier 11 downtown utilizing two newly-designed aluminum hull catamarans with a capacity of 275 passengers and a 38 knot service speed. Operations will be initiated with one temporary vessel that conforms to operational requirements for this ferry run, until the new vessels are built and delivered. Completion of the first new vessel is expected to take between eight and ten months from the time of completion of the design work. The design work for both new boats was completed in January 2000. The Company is currently negotiating a lease for a temporary vessel until the first new boat is completed. The U.S. Coast Guard must issue a certificate off inspection for any new vessel it

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uses. The Company does not anticipate problems in obtaining the necessary certificate for the temporary vessel.

     Before ferry service can begin, certain site improvements must be completed on the Stamford Property. The Company expects the refurbishment to be completed within approximately 120 days from the time construction begins. The Stamford site has been zoned for parking and the Company has received oral assurances from the local authorities that it can operate fast ferry service from this site. The Company will commence operation of fast ferry service as soon as possible upon completion of the site refurbishment, upon obtaining the necessary Connecticut state permits and delivery of the temporary vessel. The Company retained an engineering firm in Stamford to handle all permits and site plans. The Company plans to begin operations at the Stamford site in Spring 2000 and will have approximately 600 parking spaces.

     The operation of ferry vessels requires U.S. Coast Guard (USCG) certificates of inspection (See Government Regulations) and permits to dock. New York City has recently expanded its facilities at Pier 11 located at the South Street Seaport in the Wall Street area of lower Manhattan. This provides more times for ferries to dock and disembark passengers. In order to dock the ferry vessels at any pier under the City's control, the Company must obtain a permit and will then be given specific docking times around which it can schedule its trips to and from Manhattan. The Company plans to apply for the docking permit immediately upon obtaining a vessel to operate from Stamford. The Company believes it will not take more than 30 days to obtain the permit once the vessel is acquired.

     Currently, the Company is diligently working with the appropriate officials, consultants and contractors during the initial phases of site planning and permit approvals. The Landlord is responsible for compliance with all laws, statutes, ordinances, regulations and other requirements of any governmental authority related to the environmental condition of this site. As soon as the necessary site plan approvals and permits have been obtained, the Company will aggressively schedule the contractors so as to complete the site refurbishment as soon as possible.

     After the requisite site improvements are completed and operations have commenced, the Company plans to construct a small terminal, consisting of a totally enclosed waiting room, a ticket office and necessary facilities, including rest rooms.

Competition.
-----------

     The Company currently operates in the Monmouth County, New Jersey area. In that market its main competitor is Seastreak, a well-capitalized, wholly-owned subsidiary of Sea Container Corporation, a United Kingdom based corporation. This ferry service operates from a nearby site on the Shrewsbury River, the former Connors Hotel property, and from Atlantic Highlands Yacht Harbor approximately a mile west. Seastreak has undertaken an improvement and expansion program whereby it will increase parking capacity at its Highlands facility, expand its off-peak and weekend schedules and construct a new Highlands terminal. At this time, the Company's

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vessels are faster and more comfortable than Seastreak's vessel. Seastreak has substantially greater financial resources through its parent corporation, Sea Container, that could adversely impact the Company.

     Monmouth County has indicated it is contemplating an additional high speed ferry terminal and operation in a town about seven miles northwest of the Company's site in the Highlands. The Company believes the ferry operator that will be servicing that facility is New York Waterways. New York Waterways also provides conventional ferry service for short hauls at various locations in the New York metropolitan area and has been in business for many years. New York Waterways has substantially greater financial resources that, if they choose to compete, could adversely impact the Company.

     The Company's competitors, both existing and potential, have longer and profitable operating histories and substantially greater financial resources than the Company. The Company's inability to fund the necessary site and facilities improvements, to purchase additional ferries or to take advantage of opportunities as they might arise could have significant adverse impact on its results of operations.

Dependence on Suppliers.
-----------------------

     Parking at docking sites is the Company's biggest issue. The Company currently is dependent on the lease with Aragon (on which four years remain). Management is confident it could find other temporary dock space with available parking on a short term basis until permanent arrangements could be made if Aragon should breach its lease arrangement with the Company.

Government Regulation.
---------------------

     The operations of the ferry vessels is under the jurisdiction of the USCG. The vessels are required to pass an inspection and must have valid certificates of inspection from the USCG. The USCG conducts an in-water inspection of the vessel annually and an out-of-water inspection about every 18 months. Should a violation or other problem be found, the Company is given a period within which it can correct the problem, during which time the vessels are free to operate. If the USCG deems it to be a safety hazard, the certificate of inspection is suspended immediately and the ferry cannot be operated until the necessary repairs/corrections are made. The vessels' captain and mates must also have required USCG licenses. To date the Company has an excellent safety record and maintains the only boats in the Greater New York harbor that are American Bureau of Shipping (ABS) classified.

     The Company also obtains permits from New York' New Jersey Port authority for docking at city-owned ferry terminals. Obtaining these permits has not been a problem.

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Employees.
---------

     As of December 1, 1999 the Company had 19 full time employees and no part time employees. Fast Ferry Holding Corporation employs 17 of the 19 full time employees. The number of employees will increase as additional ferries become operational and the Stamford Property service becomes operational.

     Fast Ferry Holding Corporation has a collective bargaining agreement with Local 333, United Marine Division of the International Longshoreman Association, AFL-CIO, dated September 9, 1997. The contract runs through September 15, 2001. The contract contains a no-strike clause, specified pay rates, medical benefit guarantee and union shop provision. Pay increases of 3% are specified in the year following any year in which a profit is made.

     Management believes its relationship with its union and non-union employees is good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of the nine month period ended September 30, 1999 vs. September 30, 1998

     Consolidated revenues for the nine month period ended September 30, 1999 totaled $2,550,701 and were comprised of $1,681,100, or 66%, from passenger tickets from the NY Fast Ferry service operating from the Highlands, $662,100, or 26%, from the charter of the M/V Finest to the Massachusetts Steamship Authority, which terminated in October 1999, and about $207,500, or 8%, from excursion trips and galley sales. During the nine months ended September 30, 1999, the Company ran a total of 888 revenue trips from its Highlands site at a 49% load factor. Since the Company acquired the NY Fast Ferry operation in October 1998, there are no revenues for the comparable period in 1998. The net costs of the discontinued businesses for the nine month period ended September 30, 1999 totaled $69,289, compared to $81,155 for the same period ended September 30, 1998.

     Consolidated operating costs of $1,836,922 for the nine months ended September 30, 1999 are directly attributable to the ferry operations. Of this amount, 64%, or $1,169,500, are direct operating costs and $667,347, or 36%, represent depreciation of the ferry vessels and other boat equipment. Payroll and related costs for the ferry vessel crew represented 29% of the total direct operating costs for the period or $335,365. Fuel and oil costs accounted for 18% of the category or about $210,700. Docking fees and fees to the owner of the parking facility totaled $244,130, or 21% of the direct operating costs. Boat maintenance and supplies, which included a scheduled engine overhaul, accounted for almost $174,325, or 15% and insurance costs totaled $65,004, or 6%, of the total direct operating costs. Direct excursion expenses represented 3%, or about $39,200, of the operating costs and costs of sales related to galley sales totaled $68,122 or 6%. Other direct operating costs amounted to $32,654 or 3% of the category.

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     Marketing and administrative expenses for the nine months ended September
30, 1999 totaled $866,766 compared to $277,924 for the same period in the prior year. Of the 1999 total marketing and administrative expenses $355,977, or 41%, is attributable to administration of the ferry service and $482,225, or 56%, is attributable to corporate administration, compared to $0 and $277,924, respectively for 1998.

     Salaries and related benefits account for 61% or $526,184 of the total marketing and administrative expenses, compared to $133,000 or 48% in 1998. The Company did not incur occupancy expense for the current period or the same period in 1998 as it utilized available space in the offices of certain officers and directors, as well as in the Cigar Box. However, in the nine months ended September 30, 1999, the Company incurred utility and maintenance expenses totaling $32,245.

     Other marketing and administrative expenses for the current nine month period amount to approximately $279,800 and include $111,595 for legal and auditing services, in part due to the audit of the Company's financial statements. Legal and audit expenses in 1998 totaled only $62,000. Of the remaining $153,400, approximately $52,400 is primarily attributable to increased travel expenditures and $101,000 is related to the increased headcount and corporate activity.

     Through September 30, 1999 the Company recorded amortization of goodwill expense of $45,000 related to its acquisition of NY Fast Ferry. In 1998 the Company determined that the value of the goodwill arising from the purchase of the Cigar Box had been impaired and accordingly wrote off the good will booked from the 1997 acquisition of the Cigar Box.

     Interest expense for the nine months ended September was $1,053,027, which was primarily attributable to meeting the current obligations of the NY Fast Ferry, including the mortgages on the boats and debt financing of the Company's current operations and business development. Of the total interest expense, interest paid in connection with the vessel mortgages and line of credit totaled $866,816.

Comparison of the Year Ended December 31, 1998 vs. December 31, 1997

     The Cigar Box was acquired by the Company on December 2, 1997. Prior to that, the Company had been a development stage enterprise engaged principally in the renovation and redevelopment of the Property and generated no revenues. In October 1999 the Company listed the Cigar Box for sale. Accordingly, the results of operations of this business division have been reclassified as discontinued operations on the statement of operations. However, for purposes of comparing the years ended 1997 and 1998, specific revenue and expense items are discussed for 1997 as if reflected by line items in the results of operations. Consolidated revenues in the amount of $34,468 and consolidated total operating costs in the amount of $105,115 for the twelve months ended December 31, 1997 were generated from operations of the Cigar Box during the year ended December 31, 1997.

     Consolidated revenues for the twelve months ended December 31, 1998 totaled $681,167 and were generated from three months of operations of the Company's fast ferry service, acquired

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in October 1998. During the first three months of operations at the Highland site, the ferry service ran 268 revenue trips at a 43% load factor. The ferry service ran all of its scheduled trips, not missing a single trip due to weather conditions or the condition of the vessels. Revenue from passenger tickets represented approximately 63% of total revenues or $438,000 and revenue from the charter of the M/V Finest totaled $217,500 or 31% in 1998. Additional revenue in the amount of approximately $35,600, or 6%, was generated from on-board galley sales and excursion trips.

     Consolidated total operating costs for the twelve months ended December 31, 1998, related to the operation of the fast ferry service, totaled $509,742, of which 57%, or $287,116, was direct operating costs and 43%, or $222,626, was depreciation of the vessels and equipment. Payroll and related costs for the ferry vessel crew represented 33% of the total direct operating costs for the period or approximately $93,600. Fuel and oil costs accounted for 24% of the category or $68,000. Docking fees and fees to the owner of the parking facility totaled $65,939, or 23% of the direct operating costs.

     Marketing and administrative expenses for the twelve months ended December 31, 1998 increased 61% to $517,589 as compared to $320,911 for the twelve months ended December 31, 1997. Of the marketing and administrative expenses approximately $91,000 or 18% are attributable to administration of the ferry service and about $426,600 or 82% are attributable to corporate administration. For the comparable period in 1997 all of the expenses in this category are related to corporate administration. Salaries and related benefits account for 48% or $247,362 of the expenses for 1998 as compared to $150,000, or 46% for the prior period. This increase was attributable to an increase in personnel as of October, 1998, primarily a result of the acquisition of the NY Fast Ferry operations and the Company's change in strategic business plan.

     Other significant marketing and administrative expenses for the 1998 period of approximately $259,700 include $31,643 for marketing and promotional expense, $129,803 for legal and auditing services and $14,089 paid to consultants for services related to developing business plans, market strategies and funding of the Company.

     For the same period in 1997, other significant marketing and administrative expenses of $170,911 include $58,152 for marketing and promotional expense, $37,258 for legal and auditing services and $31,300 paid to consultants for services related to developing business plans, market strategies and funding of the Company.

     In 1998 the Company recorded amortization of goodwill expense of $13,000 related to its acquisition of NY Fast Ferry. Also in 1998 the Company determined that the value of the goodwill arising from the purchase of the Cigar Box had been impaired and recorded a charge of $212,654 to write off the remaining balance to earnings. In connection with the decision to focus on its core business, NY Fast Ferry, the Company decided to discontinue operations at the Cigar Box and recorded a charge of $109,392 for the net costs of the discontinued business. In 1998 the Company also recorded a charge in the amount of $381,161 as a reduction in the carrying value of the Property.

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     Interest expense for the twelve months ended December 1998 was $347,340, an increase of approximately $321,700 as compared to the same period in the prior year. This increase was primarily attributable to meeting the current obligations of the NY Fast Ferry and debt financing. Interest paid in connection with the vessel mortgages and line of credit totaled almost $289,800.

Liquidity and Capital Resources.
-------------------------------

     Since inception the Company has funded its operations primarily through cash generated from private placements of debt and equity securities and institutional financing. In October 1998, the Company acquired 80% of the stock of New York Fast Ferry and commenced operating fast ferry service from Highlands, New Jersey. As part of the transaction, the Company guaranteed payment and satisfaction of NY Fast Ferry's outstanding liabilities, which included mortgages on its two ferry vessels and a line of credit. The NY Fast Ferry operation generates sufficient cash-flow to cover its direct operating costs and the interest on the boat mortgages. However, the NY Fast Ferry operation does not yet generate enough cash to make principal payments, carry its other debt, to fund the capital improvements and capital expenditures necessary for the Company to expand its operations and to implement its strategic business objectives.

     As of September 30, 1999, two outstanding notes payable and preferred ship mortgages held by debis Financial Services, Inc., one on the ferry M/V Finest and one on the ferry M/V Bravest, were $5,206,299 and $5,178,206, respectively, which bear interest at 9.25% per annum. Both ship mortgages each require monthly payments of principle and interest in the amount of $56,719 through September 10, 2005, with final payments of $3,626,691 and $3,572,971, respectively, due on October 10, 2005.

     The line of credit assumed by the Company had an outstanding balance at September 30, 1999 of $1,610,739 with the same financial institution that holds the preferred ship mortgages. The line of credit, secured by the M/V Finest and the M/V Bravest, requires monthly payments of $15,000 through April 10, 2000, plus principle payments of $343,333 on each of October 1, 1999 (which was paid) and March 1, 2000 and a final payment of $934,319 on December 10, 2000. The note carries no interest, but has been discounted to a net present value using a discount rate of 9.25% per annum. These two preferred ship mortgages and the line of credit are further secured by cross collateralization agreements, assignment of personal property, a pledge of a potential receivable arising out of a lawsuit against the City of New York, and a Company guarantee. Moreover, the financial institution was granted warrants to purchase 200,000 shares of Company stock at $2.60 per share exercisable through March 16, 2004.

     In June 1999, the Company obtained financing in the net amount of $300,000 from an unrelated third party that is secured by a second mortgage on the Property, subject to a real estate tax lien, and by a personal guarantee of a major shareholder. The note carries an annual interest rate of 18% and is payable in monthly installments, applied first to interest, as follows: from July 10, 1999 through December 10, 1999, $10,000 per month; from January 10, 2000 through May 10, 2000, $15,000 per month; and commencing June 10, 2000, three monthly installments each equal to one-third of the outstanding balance on June 10, 2000. As of December 31, 1999 the Company was current in these obligations. As an inducement to enter into the loan, the Company issued the lender 25,000 shares of common stock in June 1999 and an additional 25,000 shares in December 1999.

     In the nine months ended September 30, 1999, the Company had raised proceeds of $330,000 through the private placement of the Company's common stock and the exercise of certain warrants.

     The Company, as of September 30, 1999, had a working capital deficiency of $2,521,296. Furthermore, in the planned development of its commercial operations, the Company"s combined losses are expected to continue as the Company divests its non-core assets and operations and commences ferry service at other sites and until each of such sites become fully operational. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to continue to obtain adequate financing and/or to successfully expand its ferry operations. Furthermore, capital expenditures to acquire additional fast ferry vessels and improve and expand its landside ferry facilities will require significant funding.

     The Company has been successful to date in its efforts to raise funds and believes that proceeds from anticipated interim financing together with available funds and cash flows expected to be generated by operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Furthermore, the Company has begun to negotiate more favorable payment terms with certain creditors that require significant principal payments in the next twelve months. In the event the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of the interim financing or cash flows prove to be insufficient to fund operations, the Company may find it necessary or desirable to reallocate funds within the above described business strategies, seek additional financing or curtail its activities. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all, or that the Company will be able to negotiate more favorable payment terms with its existing creditors. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to meet its current obligations, take advantage of unanticipated opportunities, develop new services or otherwise respond to unanticipated competitive pressures. Such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

Subsequent Events.
-----------------

     In October 1999 the Property and the Cigar Box were listed for sale. The Property has been listed with a real estate broker for $1.25 million. The proceeds from the sale of these properties will be used to repay approximately $600,000 of debts which are secured by the assets being sold. The remaining proceeds, if any, will be used by the Company to meet its current obligations and fund its plans for improvements and business development.

     In September and October 1999 the Company received $250,000 in satisfaction of an outstanding subscription receivable from 1996. From September 1999 through January 2000, the Company raised gross proceeds of $1,250,000 in equity funding through a private placement of 1,250,000 shares with warrants for the purchase of an additional 1,250,000 shares of common stock exercisable at $1.25 per share until October 31, 2002. A finder's fee of 10% cash and warrants to acquire 75,000 shares was paid on this transaction. In the same offering the Company raised gross proceeds of $240,000 through stock subscriptions of 240,000 shares of its common stock with warrants to purchase an aggregate of 240,000 shares of common stock exercisable at a price of $1.25 per share until October 31, 2000. Aggregate Commissions of $15,000 were paid on this portion of the offering.

Year 2000 Issues.
----------------

     The "Year 2000" issue is the result of the inability of hardware, software and control systems to correctly identify two-digit references to specific years, beginning with the Year 2000. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to "00". The failure of computer systems to properly recognize date-sensitive information when the year changes to 2000 could result in system failures or miscalculations causing disruptions of the Company's operations.

     The Company uses computer software and hardware in the Cigar Box operations for inventory and sales, in ferry boat operations and for general corporate purposes. To date, management believes that the costs of Year 2000 compliance will not be material and does not anticipate any material adverse effects on its operations. The Company experienced no material adverse effects on its operations related to the Year 2000 issue.

Forward-Looking Statements.
--------------------------

     The following cautionary statements are made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the "safe harbor" provisions of that Act. Discussions and information in this document which are not historical facts should be considered forward-looking statements. With regard to forward-looking statements, including those regarding the potential revenues from the additional ferry operations from the Stamford Property, and the business prospects or any other aspect of the Company, actual results and business performance may differ materially from that projected or estimated in such forward-looking statements. The Company has attempted to identify in this document certain of the factors that it currently believes may cause actual future experience and results to differ from its current expectations. In addition to the risks cited above specific to the ferry business, differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, entry of new and stronger competitors in the ferry business, insufficient parking space for potential ferry customers, inadequate capital and the inability to obtain funding from third parties, unexpected costs, and the inability to obtain or keep qualified personnel.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Property, located on the Shrewsbury River in Highlands, New Jersey, which the Company acquired in September 1993, is a mostly vacant parcel of land with 463 linear feet of waterfront and has on its premises a 4,000 square foot vacant building on the water's edge and a small office building. The Company has Preliminary Zoning approval for a restaurant facility, retail building, bait and tackle shop, a 23 ship marina, a concrete parking area and deep water boat fueling pier.

     The Property is subject to a first mortgage and note with an outstanding balance of $60,000. The Property is also subject to a second mortgage lien related to a note payable to Ashley North Fairfield, Inc. ("ANF Note"). The current outstanding balance of the ANF Note is $215,000 with an annual interest rate of 18%. The Company makes monthly principal and interest payments in the amount of $10,000 through December 1999 and $15,000 through May 10, 2000. On June 10, 2000 any outstanding balance will be due in full, provided that if the Company makes a principal payment equal to one half of the outstanding principal balance, the due date for the remaining one half will be extended 90 days. The Company is currently negotiating with ANF to reduce the amount of the monthly payment and extend the date when the balance of the note will due in full. The Property is also subject to real estate tax liens due to the non-payment of property taxes arising from a dispute over property tax valuations. The Company is currently attempting to resolve the dispute.

     Since the Company has been operating its high-speed ferry service in the Highlands from a another site (Aragon) in close proximity to the Property that offers more parking, it has determined that it is economically more feasible to buy rather than lease the other site. Accordingly, the Company plans to sell the Property and has listed it with a real estate broker at a value of $1.2 million.

     The Cigar Box in Ramsey, New Jersey is located in a strip mall complex. The Company has a 5 year lease for approximately 1,500 square feet at $2,000 per month. The Company is actively seeking to sublet the space for the remaining term of the lease.

Corporate Offices.
-----------------

     The Company's corporate offices are located at 195 Fairfield Avenue, Suite 3C, West Caldwell, New Jersey 07006, phone number 973-228-2901 at a cost of $2,750 per month commencing January 31, 2000 under an oral sublease agreement with Anthony Colasanti, a director of the Company. For the previous six months the Company leased office space at a cost of $1,700 per month in Summit, New Jersey.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of December 31, 1999, the number of shares of the Company's outstanding $0.01 par value common stock beneficially owned by each of the Company's current directors and the Company's executive officers, the number of shares beneficially owned by all of the Company's current directors and named executive officers as a group, and the number of shares owned by each person who owned of record, or was known to own beneficially, more than 5% of the Company's outstanding shares of common stock:

                                                                      Percent
                                                  Amount and            of
                Name of                      Nature of Beneficial      Common
             Beneficial Owner                     Ownership            Stock
             ----------------                     ---------            -----

        Anthony Cappaze                       1,189,850/(1)(2)/        21.8%
        195 Fairfield Avenue, Suite 3C
        West Caldwell, NJ 07006

        Anthony Colasanti                       155,000/(3)/            2.7%
        195 Fairfield Avenue, Suite 3C
        West Caldwell, NJ 07006

        Francis P. Matusek                    1,020,400/(4)/           19.4%
        186 Highway 34
        Matawan, New Jersey 07747

        Raymond F. Wright                        50,000                   *
        One Springfield Avenue
        Summit, NJ 07901

        All directors and executive           2,415,250/(5)/           46.0%
        Officers as a group
          (four persons)

______________________

*Less than one percent.
(1) Includes options to acquire 200,000 shares at $0.50 per share until 6/1/2002.
(2) Does not include 300,000 shares being tendered by Mr. Cappaze to the Company as part of the Company's recission of option exercise using accrued salary as payment.
(3) Includes options to acquire 100,000 shares at $1.00 per share until 10/1/2002.
(4) Does not include 300,000 shares being tendered by Mr. Matusek to the Company as part of the Company's recission of option exercise using accrued salary as payment.

(5)  Includes footnotes 1 through 4.

     There are no current arrangements or agreements pledging securities which could in the future result in a change of control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of September 24, 1999, the names and ages of the current directors and executive officers of the Company, and the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the board of directors. Executive officers serve terms of one year or until their death, resignation or removal by the board of directors. The present term of office of each director will expire at the next annual meeting of shareholders. Each executive officer will hold office until his successor duly is elected and qualified, until his resignation or until he is removed in the manner provided by the Company's bylaws.


  Name of Director or              Director
       Officer                      Since        Age                         Position
      --------                      -----        ---                         --------
Anthony Cappaze                    Inception      55          Chairman of the Board and Chief Executive Officer

Anthony Colasanti                  Inception      57          Director, Vice President and Secretary

Frank Matusek                      Inception      48          Director

Ray Wright                            N/A         61          Treasurer (until 3/15/2000)

     Ray Wright has tendered his resignation as Treasurer, effective March 15, 2000. The Board of Directors is currently searching for a new Treasurer who would also serve as Chief Financial Officer. The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office until their successors are elected and qualified. No family relationship exists among the Company's officers, directors and significant employees.

     Anthony Cappaze has served as Chairman of the Board and Chief Executive
     ---------------
Officer of the Company since its inception. He has served as president of Trinity Group, an investment advisory company, since 1998. From 1983 to 1998, he was Regional Manager, New York and New Jersey, for Northern Telecom. Prior to that, from 1975 to 1983, he served as Eastern U.S. Regional Vice President, Computer Marketing and Sales, at United Telecom. He attended Minnesota State University from 1963 to 1964.

     Anthony Colasanti has served as Vice President, Secretary and Director of
     -----------------
the Company. He has served as Director of the company and corporate counsel since 1996. He was elected by the Board to serve as Corporate Secretary beginning January 1, 1999. He assists the Company as an independent contractor in areas of planning, organizing, leading and controlling, as well as raising substantial capital. Mr. Colasanti is a partner in the law firm of Colasanti and Scott and licensed to practice law in New Jersey and Florida. He has engaged in the general practice of law in New Jersey since 1967, with an emphasis on commercial transactional matters and commercial litigation. From 1987 to 1991, he served as a director for Newton Savings Bank, a New Jersey savings and loan institution. He received his B.S. in Economics from St. Peter's College in 1964 and his LLB (Law) from Seton Hall University in 1967.

     Francis P. Matusek has served as Director of the Company since its
     ------------------
inception and as an officer of the Company from inception to January 1999.
Since 1974, Mr. Matusek, a Certified Public Accountant, has been engaged in independent accounting and tax consulting through his company Matusek & Company. He received his B.S. in Accounting from the University of South Carolina in 1972.

     Raymond F. Wright joined the Company in March 1999 as a Chief Financial
     -----------------
Officer and Treasurer and in June 1999 became a director. He resigned from his position as Director and Chief Financial Officer in January 2000 and resigned as Treasurer to be effective March 15, 2000. From 1996 to present, Mr. Wright has been employed as Director, CEO & CFO for Cinegram Media Inc. From 1995 to 1997 he provided consulting services to various businesses. From 1989 to 1995 he was employed as CFO and CIO by Tambrands, Inc. Mr. Wright became a chartered accountant (Canada) in 1963 through Queens University Kingston, Ontario.

ITEM 6.  EXECUTIVE COMPENSATION

     The Company had employment agreements with Messrs. Cappaze and Matusek that provide for annual salaries of $75,000 each through April 30, 1998 and $100,000 each, thereafter. Mr. Cappaze's employment agreement is still in place, but Mr. Matusek's agreement ended March 31, 1999. These two individuals have deferred a significant portion of their compensation under these agreements. This deferred compensation carries an interest rate of 4% per annum. As of December 31, 1999, the total deferred compensation, including interest due, was $515,205.

     The Company intends to enter into a new employment agreement with Mr. Cappaze and with Anthony Colasanti as officers of the company, the terms of which have not yet been agreed upon.

     Directors of the Company are paid $500 per meeting for their services as such. Furthermore, the directors are reimbursed for all expenses incurred by them in attending board meetings.

     The Company currently has no retirement, pension, profit-sharing or insurance or medical reimbursement plans covering its officers and directors, but does contemplate implementing group health, term life insurance and 401(k) plans once additional full-time management employees are hired. The NY Fast Ferry group has a group medical health plan and a 401(k) plan for its employees.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In June 1999 Anthony Cappaze, an officer and director, was granted options to purchase 300,000 shares of common stock exercisable at $0.50 per share for three years. On September 9, 1999 he exercised options to acquire 100,000 shares.

     Anthony Colasanti, an officer and director, also serves as general legal counsel for the Company. Mr. Colasanti's law firm, Colasanti & Scott, LLP, was paid approximately $5,000 in

1997, approximately $10,000 in 1998 and approximately $30,000 in 1999 by the Company for legal services rendered by his firm to the Company.

     Mr. Colasanti also received as an annual retainer for consulting services, 10,000 shares of common stock in May 1997 and 10,000 shares in May 1998. He received 25,000 shares in May 1999 for legal services in negotiating and closing a loan for the Company.

     Other than the transactions stated herein, none of the directors or executive officers of the Company, nor any 5% owner of the Company, has been involved in any transaction with the Company exceeding $60,000 that has occurred in the last two years.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock.
------------

     The Company has 10,000,000 shares of Common Stock authorized, $.01 par value per share. The Company currently has no preferred stock authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions, if any, with respect to the Common Stock, when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any preemptive rights to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the company, each share of the Common Stock is entitled to share ratably in the amount available for distribution to holders of Common Stock. All shares of Common Stock presently outstanding are fully paid and nonassessable.

     Each shareholder is entitled to one vote for each share of Common Stock held. There is no right to cumulate votes for the election of directors.

Options and Warrants.
--------------------

     The Company has issued warrants and/or options to purchase stock to certain officers, investors and suppliers. The warrants/options are exercisable at any time within one to five years of their issue. The total number warrants/options outstanding at December 31, 1999 is 2,075,000.

                                    PART II
                                    -------

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.
------------------

     The Company's Common Stock is currently traded on the NASD Over-the-Counter Bulletin Board under the symbol LGHT. The following table sets forth the high and low bid prices of the Company's common stock during the periods indicated.

OTC Market

                   Calendar             High Bid Price       Low Bid Price
                   --------             --------------       -------------
1999               4/th/ Quarter          $   3.50            $   1.50
                   3/rd/ Quarter            5.3125               1.625
                   2/nd/ Quarter              4.00                1.50
                   1/st/ Quarter              4.75                2.00

1998               4/th/ Quarter          $  2.875            $   1.25
                   3/rd/ Quarter              4.50                2.00
                   2/nd/ Quarter             5.375                2.25
                   1/st/ Quarter              5.25                3.50

1997               4/th/ Quarter          $  6.625            $   2.75
                   3/rd/ Quarter              6.50               3.125
                   2/nd/ Quarter              6.00                2.00
                   1/st/ Quarter                *                   *


*  Trading did not commence until 2nd Quarter.

     The closing bid price of the Common Stock on the OTC Bulletin Board on December 31, 1999, was $2.00 per share.

Holders.
-------

     As of December 31, 1999, there were approximately 61 holders of the Company's Common Stock, who collectively held 5,550,795 issued and outstanding shares.

Dividends.
---------

     The Company did not declare or pay cash or other dividends on its Common Stock during the last two fiscal years. The Company does not expect to pay any dividends in the near future.

ITEM 2.  LEGAL PROCEEDINGS

     On November 25, 1997 New York Fast Ferry Services, Inc. filed suit against the City of New York alleging, among other things, breach of agreement by the City of New York for a lease of a ferry franchise agreement. New York Fast Ferry Services, Inc. is seeking $4,000,000 in compensatory damages or, alternatively, recission of the agreement. The proceeds, if any, of such suit are pledged 50% to the original shareholders of NY Fast Ferry and 50% to debis Financial Services, Inc. as a pledge of collateral against amounts owing to them pursuant to a note payable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

  In September 1997 the Company granted options to acquire 56,250 shares exercisable at $4.00 per share to a consultant. In October 1997 the consultant exercised options to acquire 8,750 shares of common stock at $4.00 per share. Both the grant and the exercise were exempt under Section 4(2) of the Securities Act of 1933 (the "Act"). The options to purchase the remaining 47,500 shares expired in 1998. No commissions or finder's fees were paid on the transaction.

  In October 1997 the Company issued 2,500 shares of its common stock to a consultant (at a value of $1.00 per share) in lieu of interest owed to the consultant. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  In October 1997 the Company issued 25,000 shares of its common stock to an investor for $3.75 per share in a transaction exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  In December 1997 the Company issued 75,000 shares of its common stock to one person in exchange for all of the outstanding shares of the Cigar Box, Inc. in a transaction exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  In April 1998 the Company issued 30,000 shares of its common stock to an investor for $3.25 per share in a transaction exempt under section 4(2) of the act. No commissions or finder's fees were paid on the transaction.

  In October 1998 the Company issued an aggregate of 454,545 shares of its common stock to the three shareholders of Fast Ferry Holding Corp. in exchange for 80% of the outstanding shares of Fast Ferry Holding Corp. in a transaction exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  In October 1998 the Company granted one of its noteholders, as part of refinancing negotiations, warrants to purchase 200,000 shares of its common stock exercisable at $2.60 per share until March 16, 2004. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  In October 1998 the Company granted an option to purchase 10,000 shares of common stock to John Koenig, a shareholder of the Company, as part of his employment agreement. The option is exercisable at $1.88 per share until October 4, 2000. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  In June 1999 the Company entered into a loan agreement, and in connection therewith, issued a promissory note and 25,000 shares of its common stock in June 1999 and an additional 25,000 shares in December 1999. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  In July 1999 the Company issued a $200,000 promissory note for an investment by an accredited investor of that amount. The note is convertible to common stock at the option of the holder. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  In September 1999 a consultant purchased 50,000 shares of common stock at a price of $0.10 per share in a transaction exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

  From September 1999 to January 2000 the Company issued an aggregate of 1,250,000 shares to accredited investors for gross proceeds of $1,250,000 or $1.00 per share. The purchasers also received warrants to purchase an aggregate of 1,250,000 shares of common stock exercisable at $1.25 per share until October 31, 2002. A finder's fee was paid on this portion of the offering in the amount of 10% cash and warrants to acquire 75,000 shares of common stock. In the same offering, the Company issued 240,000 shares of Common Stock for gross proceeds of $240,000. The investors also received warrants to purchase an aggregate of 240,000 shares of common stock, exercisable at $1.25 per share until October 31, 2000. Aggregate commissions of $15,000 were paid on this portion of the offering. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506 promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Articles provide that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, provided he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and provided that no indemnification shall be made to or on behalf of any individual if a judgment or adjudication establishes that his or her acts or omissions (i) were in breach of his or her fiduciary duty of loyalty to the Company and its shareholders, (ii) were for acts or omissions not in good faith or which involve a knowing violation of law, or (iii) were for any transaction from which the director derived any improper personal benefit. The Company's Articles also provide that reasonable expenses incurred by a director, officer, employee or agent of the Company in defending any civil, criminal, suit or proceeding described above shall be paid by the Company in advance of the final disposition of such action, suit or proceeding to the full extent permitted under New Jersey Law.

     The termination of any such action, suit or proceeding by judgment, order, settlement, conviction or upon a plea nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                                   PART F/S
                                   --------

Financial Statements.
--------------------

     The Company's balance sheets as of December 31, 1997 and 1998 and the statements of operations and statements of cash flows for the years then ended are attached following the signature page of this Form 10-SB, together with the audit report by the Company's independent accountants. The Company's unaudited balance sheet as of September 30, 1999 and unaudited statement of operations for the nine months ended September 30, 1999, are also attached following the signature page of this Form 10-SB.

                                   PART III
                                   --------

ITEM 1.   EXHIBITS

3.1       Certificate of Incorporation, as amended.

3.2       Bylaws.

10.1 Stock Purchase Agreement dated 9/9/98 for acquisition of Fast Ferry Holding Corp.

10.2      Lease Agreement dated 3/30/98 for Aragon Marina.

10.3      Lease Agreement dated October 1999 for Stamford Property Marina.

21.1      Subsidiaries of the Registrant.

27.1      Financial Data Schedule.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     LIGHTHOUSE LANDINGS, INC.


Date: January 26, 2000               By:/s/ Anthony Cappaze
                                        ----------------------------------
                                        Anthony Cappaze, President, Chief
                                           Executive Officer and Director


Date: January 26, 2000               By: /s/ Anthony Colasanti
                                        ----------------------------------
                                        Anthony Colasanti, Secretary and
                                           Director

                           Lighthouse Landings, Inc.
                              September 30, 1999
                        Unaudited Financial Statements

                                     Index

Consolidated Balance Sheet                                  24
Consolidated Statement of Operations                        25
Consolidated Statement of Cash Flow                         26

                           Lighthouse Landings, Inc
                           and Subsidiary Companies
                          Consolidated Balance Sheets
                                    As of:

                                                   --------------------------------------------------------------
                                                          SEPTEMBER 30,                     September 30,
                                                              1999                             1998
                                                   --------------------------------------------------------------
ASSETS
---------------------
    Current Assets
    -----------------------------------
       Cash in Banks                               $    274,957                     $      8,245
       Accounts Receivable                               17,409                                -
       Assets held for Sale                             964,267                        1,309,339
       Inventories                                        5,608                                -
       Prepaid Expenses and Deposits                     66,601                           12,097
                                                   ------------                     ------------
    Total Current Assets                                            $  1,328,842                     $ 1,329,681

    Fixed  Assets
    -----------------------------------
       Fast Ferries                                  13,300,000
       Computers & Office Equipment                      33,008                                -
       Other Equipment                                   60,183                                -
       Leasehold Improvements                             3,445                                -
       Accumulated Depreciation                        (928,003)                               -
                                                   ------------                     ------------
                                                                    $ 12,468,633                     $         -

    Other Assets
    -----------------------------------
       Goodwill Arising from Acquisitions                              1,174,226                         212,656

                                                                   -------------                    ------------
TOTAL  ASSETS                                                       $ 14,971,701                     $ 1,542,337
                                                                   =============                    ============


LIABILITIES & EQUITY
---------------------------------------
    Current Liabilities
    -----------------------------------
       Accounts Payable                            $    480,920                          114,072
       Government Withholdings                           12,107                                -
       Real Estate Taxes Liens                          329,660                          254,184
       Accrued Secured Debt Interest                     68,242
       Other Accrued Expenses                           293,110                          192,327
       Deferred Revenue                                  55,536
       Short Term Loans                                 611,769                                -
       Due re Puts Exercised                            316,939
       Current Portion of Long Term Debt              1,681,856                                -
                                                   ------------                     ------------
    Total Current Liabilities                                       $  3,850,138                     $   560,583

    Long Term Liabilities
    -----------------------------------
       Mortgages on Ferries                          10,384,506
       Secured Note Payable                           1,610,739
       Other Secured Loans                              477,707                                -
       Deferred Officer Expense                         515,205                          282,271
       less: Current Portion of LTD                  (1,681,856)                               -
                                                   ------------                     ------------
    Total Long Term Liabilities                                     $ 11,306,301                     $   282,271


    Shareholders' Equity
    -----------------------------------
       Capital Stock
         Common Shares @ $.01 par value                  35,208                           27,663
         Additional Paid In Capital                   3,783,638                        2,398,284
                                                   ------------                     ------------
       Total Capital Stock                            3,818,846                        2,425,947

       Retained Earnings/(Deficit)                   (2,692,664)                      (1,334,473)
       Current Year Profit/(Loss)                    (1,310,921)                        (391,991)
                                                   ------------                     ------------
    Total Shareholders Equity                                       $   (184,738)                    $   699,483

                                                                   -------------                    ------------
TOTAL LIABILITIES & EQUITY                                          $ 14,971,701                     $ 1,542,337
                                                                   =============                    ============

                                                   --------------------------------------------------------------

                           Lighthouse Landings, Inc
                     Consolidated Statement of Operations

                                     For the Quarter Ended:        For the Year to:     For the Quarter Ended:    For the Year to:
                                          September 30               September 30           September 30            September 30
                                              1999                       1999                   1998                    1998
                                     ----------------------------------------------------------------------------------------------
Revenues
--------
Ferry Operations                       $949,636                $2,550,701                                        $      -
Other                                         0                         0                                               -
                                     ----------------------------------------------------------------------------------------------
Total Revenues                                    $ 949,636                  $ 2,550,701             $       -   $        $       -

Operating Costs
---------------
Ferry Operations                       $443,725                $1,169,576                                        $      -
Ferry Depreciation                      221,666                   665,914                                               -
Other Depreciation                        1,433                     1,433                                               -
                                     ----------------------------------------------------------------------------------------------
Total Operating Costs                               666,825                    1,836,923                     -                    -

Marketing and Adminstrative Expenses
------------------------------------
Marketing Expenses                     $  8,431                $   19,323                                        $      -
Ferry Administration                    149,991                   355,977                                               -
General Administration                  181,206                   482,225                  86,948                 277,924
Depreciation                              2,644                     9,242                                               -
                                     ----------------------------------------------------------------------------------------------
Total Operating Costs                               342,272                      866,767                86,948              277,924
                                                  ---------                  -----------             ---------            ---------
Net Operating Profit/(Loss)                       $ (59,461)                 $  (152,989)            $ (86,948)           $(277,924)
---------------------------

Financing & Other Expenses
--------------------------
Interest & Financing Costs              333,609                 1,053,027                  11,000                  32,912
Amortization of Goodwill                 15,000                    45,000                                               -
State Taxes                                   -                     1,687                                               -
Net Costs of Discontinued Businesses     21,564                    69,289                  25,971                  81,155
Minority Interest                             -                   (11,071)
                                     ----------------------------------------------------------------------------------------------
Total Financing & Other                             370,173                    1,157,931                36,971              114,067

                                                  ---------                  -----------             ---------            ---------
NET PROFIT/(LOSS)                                 $(429,635)                 $(1,310,920)            $(123,919)           $(391,991)
                                                  =========                  ===========             =========            =========

                            Lighthouse Landings, Inc
                       Consolidated Statement of Cash Flow

                                                ------------------------------------------------------------------------------------
                                                For The Quarter Ended:    For the Year to:      Quarter Ended:     For the Year to:
                                                     September 30             September 30      September 30       September 30
                                                         1999                     1999              1998               1998
                                                ------------------------------------------------------------------------------------
Net Profit/(Loss) per Statement of Operations           $ (429,635)          $ (1,310,920)         (123,918)       $   (391,991)

  Add back:
    Minority Interest Offset                                     -                (11,071)                                    -
    Depreciation                                           227,293                681,899                                     -
    Amortization of Goodwill from Acquisitions              15,000                 45,000                                     -
    Interest Discount                                       37,678                124,402                                     -
    Deferred Compensation                                   14,960                 31,063              (200)            (63,494)


  Changes in Working Capital
  --------------------------
    Accounts Receivable                                    (16,989)               (17,409)                -                   -
    Inventory                                                 (271)                (2,551)                -                   -
    Prepaid Expenses etc                                    (5,293)                 7,158                 -             (12,097)
    Payables & Accruals                                    119,292                221,034           110,915             272,729
    Assets held for Resale                                   5,504                (12,740)           13,561              57,708
    Stock issued in lieu of cash                                 -                 90,000                                     -
                                                        ----------           ------------       -----------        -----------------
    Net Working Capital Changes                            102,243                285,492           124,476             318,340
                                                        -----------          ------------      ------------        -----------------
Cash Flow from Operations                               $  (32,461)          $   (154,136)      $       358        $   (137,145)

Investment Activities - Existing Businesses
-------------------------------------------
    Additions to Property and Equipment                     22,546                 41,191                 -                   -
                                                ------------------------------------------------------------------------------------
Cash Flow from Investing Activities                         22,546                 41,191                 -                   -

Investment Activities - Additional Businesses
---------------------------------------------
    Acquisition of Subsidiary Companies                                            25,028                 -             (43,711)
                                                ------------------------------------------------------------------------------------
Cash Flow from New Business acquisitions                         -                 25,028                 -             (43,711)

Financing Activities
--------------------
    Mortgage Principal                                     (96,718)              (198,958)                                    -
    Line Credit Payments                                   (45,000)              (508,333)                                    -
    Short Term Loans                                       170,000                860,000                 -                   -
    NYFF Puts                                              (50,000)               (50,000)                                    -
    Share Capital issued for Cash                          330,000                330,000                 -              97,500
                                                ------------------------------------------------------------------------------------
Total Financing Activities                              $  308,282          $     432,709   $             -        $     97,500
                                                        ----------           -----------   ----------------        -----------------
Net Cash Flow                                           $  253,275          $     212,354   $           358        $      4,066
                                                        ==========           ===========   ================        =================
                                                ------------------------------------------------------------------------------------
    Cash Balances - beginning                               21,684                 62,605             7,887               4,179
    Cash Balances - ending                                 274,958                274,958             8,245               8,245

                 LIGHTHOUSING LANDINGS, INC. AND SUBSIDIARIES

                             FINANCIAL STATEMENTS

                               DECEMBER 31, 1998


                                   I N D E X
                                   ---------


                                                            Page No.
                                                            --------


FINANCIAL STATEMENTS:


   Independent Accountants' Report.......................         F-1


   Consolidated Balance Sheets
     As at December 31, 1998 and 1997....................         F-2


   Consolidated Statements of Operations
     For the Years Ended December 31, 1998 and 1997......         F-3


   Consolidated Statements of Changes in
   Redeemable Common Stock and Stockholders' Equity
     For the Years Ended December 31, 1998 and 1997......         F-4


   Consolidated Statements of Cash Flows
     For the Years Ended December 31, 1998 and 1997......   F-5 - F-6


     Notes to Consolidated Financial Statements..........   F-7 - F 18

                        INDEPENDENT ACCOUNTANTS' REPORT
                        -------------------------------

To the Board of Directors and Stockholders
Lighthouse Landings, Inc.


We have audited the accompanying consolidated balance sheets of Lighthouse Landings, Inc. and Subsidiaries as at December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and changes in redeemable common stock and stockholder's equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Landings, Inc. and Subsidiaries as at December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has sustained substantial losses for the years ended December 31, 1998 and 1997. In addition at December 31, 1998 the Company has negative working capital of $1,935,991. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Weinick Sanders Leventhal & Co., LLP

New York, N. Y.
October 18, 1999
(Except as to Notes 1 and 12 for
 which the date is October 30, 1999
and Note 3 for which the date is
October 28, 1999)

                   LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS



                                  A S S E T S
                                  -----------
                                                                            December 31,
                                                                 ---------------------------------
                                                                       1998              1997
                                                                 ---------------   ---------------
Current assets:
  Cash                                                           $        62,606             4,179
  Inventories                                                              1,057            74,800
  Assets held for resale                                                 908,900                 -
  Prepaid expenses and other current assets                               68,757               100
                                                                 ---------------   ---------------
        Total current assets                                           1,041,320            79,079

Property and equipment - at cost, less
  accumulated depreciation                                            13,103,525         1,292,147

Goodwill net of accumulated amortization                               1,201,174           256,367
                                                                 ---------------   ---------------

                                                                 $    15,346,019   $     1,627,593
                                                                 ===============   ===============

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

Current liabilities:
  Current maturities of long-term debt                           $     1,282,822                 -
  Notes and mortgage payable                                             207,067                 -
  Accounts payable and accrued expenses                                  730,520            86,530
  Real estate taxes payable                                              272,760           200,184
  Due to officers/stockholders                                           484,142           346,906
                                                                 ---------------   ---------------
        Total current liabilities                                      2,977,311           633,620

Long-term debt - net of current maturities                            11,301,455                 -
                                                                 ---------------   ---------------
        Total liabilities                                             14,278,766           633,620
                                                                 ---------------   ---------------

Minority interest                                                         11,071                 -
                                                                 ---------------   ---------------

Redeemable common stock                                                  350,000                 -
                                                                 ---------------   ---------------

Stockholders' equity:
  Common stock - $.01 par value
    Authorized - 10,000,000 shares
    Issued and outstanding - 3,220,795 shares
      in 1998 and 2,736,250 shares in 1997                                31,508            27,363
  Additional paid-in capital                                           3,367,338         2,301,083
  Accumulated deficit                                                 (2,692,664)       (1,334,473)
                                                                 ---------------   ---------------
                                                                         706,182           993,973
                                                                 ---------------   ---------------
          Total stockholders' equity, redeemable
           common stock and minority interest                          1,067,253           993,973
                                                                 ---------------   ---------------

                                                                 $    15,346,019   $     1,627,593
                                                                 ===============   ===============

         See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  For the Years Ended
                                                                       December 31,
                                                               -------------------------------
                                                                   1998              1997
                                                               -------------   ---------------
Revenues                                                        $    681,167   $             -
                                                                ------------   ---------------

Operating costs:
  Ferry operations                                                   287,116                 -
  Depreciation                                                       222,626                 -
                                                                ------------   ---------------
Total operating costs                                                509,742                 -
                                                                ------------   ---------------

                                                                     171,425                 -

Marketing and administrative expenses                                517,589                 -
                                                                ------------   ---------------

Loss from operations                                                (346,164)                -
                                                                ------------   ---------------

Other expenses:
  Interest (net)                                                     347,340                 -
  Amortization of goodwill                                            13,000                 -
  Provision for state income taxes                                     1,014                 -
                                                                ------------   ---------------
Total other expenses                                                 361,354                 -
                                                                ------------   ---------------

Loss from continuing operations                                     (707,518)                -
                                                                ------------   ---------------

Discontinued operations:
  Loss from discontinued operations                                  (99,392)        ( 419,948)
  Estimated loss on disposal                                        (593,815)                -
                                                                ------------   ---------------

Loss from discontinued operations                                   (693,207)        ( 419,948)
                                                                ------------   ---------------

Loss before minority share in loss of subsidiary                  (1,400,725)        ( 419,948)

Minority share in loss of subsidiary                                  42,534                 -
                                                                ------------   ---------------

Net loss                                                         ($1,358,191)        ($419,948)
                                                                ============   ===============

Per share data:
  Loss from continuing operations                                      ($.25)  $             -
  Loss from discontinued operations                                    ( .03)              .16
  Estimated loss on disposal                                           ( .21)                -
                                                                ------------   ---------------
  Net loss                                                             ($.48)  $           .16
                                                                ============   ===============

  Weighted average number of shares:
    Primary and fully diluted                                      2,850,100         2,592,757
                                                                ============   ===============

         See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE COMMON STOCK AND STOCKHOLDERS'
                                    EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                           Stockholders' Equity
                                                                          -----------------------------------------------------
                                                      Redeemable                                     Additional
                                                     Common Stock              Common Stock           Paid-In       Accumulated
                                                 --------------------     ---------------------
                                                  Number      Amount        Number      Amount        Capital         Deficit
                                                 -------     --------     ---------    --------      ----------     -----------
Balance at December 31, 1996                           -     $      -     2,567,500     $25,675      $1,814,021     ($  914,525)

Issuance of shares in lieu
  of services                                          -            -        60,000         600          59,400               -

Issuance of shares upon the
  exercise of 8,750 stock
  options at $4.00 per share                           -            -         8,750          88          34,912               -

Issuance of shares upon
  the acquisition of the
  Cigar Box, Inc.                                      -            -        75,000         750         299,250               -

Sale of shares for cash                                -            -        25,000         250          93,500               -

Net loss for 1997                                      -            -             -           -               -     (   419,948)
                                                 -------     --------     ---------    --------      ----------     -----------

Balance at December 31, 1997                           -            -     2,736,250      27,363       2,301,083     ( 1,334,473)

Equity issued for
  Fast Ferries Holdings Corp.                     70,000      350,000       384,545       3,845         969,055               -

Sale of shares for cash                                -            -        30,000         300          97,200               -

Net loss for 1998                                      -            -             -           -               -     ( 1,358,191)
                                                 -------     --------     ---------    --------      ----------     -----------

Balance at December 31, 1998                      70,000     $350,000     3,150,795     $31,508      $3,367,338     ($2,692,664)
                                                 =======     ========     =========     =======      ==========     ===========

         See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           For the Years Ended
                                                                               December 31,
                                                                      ----------------------------
                                                                         1998              1997
                                                                      ----------        ----------
Cash flows from operating activities:
  Net loss continuing operations                                     ($  707,518)       $        -
                                                                      ----------        ----------
  Adjustments to reconcile net loss to net cash
      used in operating activities:
    Minority interests                                               (    42,534)                -
    Depreciation                                                         258,065                 -
    Amortization of goodwill                                              13,000                 -
    Amortization of imputed interest                                      42,440                 -
    Deferred compensation                                                137,236                 -
    Increase (decrease) in cash flows as a result of
        changes in asset and liability account balances
        net of assets and liabilities acquired
        in a combination:
      Accounts receivable                                                  9,826                 -
      Inventories                                                    (     1,057)                -
      Prepaid expenses and other current assets                      (    68,757)                -
      Accounts payable and accrued expenses                              356,612                 -
      Assets held for resale                                         (    20,346)                -
                                                                      ----------        ----------
  Total adjustments                                                      684,485                 -
                                                                      ----------        ----------

Net cash used in operating activities
  of continuing operations                                           (    23,033)                -
                                                                      ----------        ----------

Cash flows from investing activities:
  Cash paid for acquisition                                          (     6,288)                -
                                                                      ----------        ----------
Net cash used in investing activities
  of continuing operations                                           (     6,288)                -
                                                                      ----------        ----------

Cash flows from financing activities:
  Proceeds from notes and mortgages                                      157,288                 -
  Repayments of long-term obligations                                (   197,448)                -
  Proceeds from issuance of common stock                                  97,500           128,750
                                                                      ----------        ----------
Net cash provided by financing activities
  of continuing operations                                                57,340           128,750
                                                                      ----------        ----------

Net cash used in discontinued operations                             (   106,858)      (   260,190)
                                                                      ----------        ----------

Net decrease in cash                                                 (    78,839)      (   131,440)

Cash at beginning of year                                                  4,179           135,619

Add: Cash acquired from acquisition                                      137,266                 -
                                                                      ----------        ----------

Cash at end of year                                                   $   62,606        $    4,179
                                                                      ==========        ==========

         See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                                                          For the Years Ended
                                                               December 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the year:
    Interest                                              $224,406   $ 25,606
                                                          ========   ========
    Income taxes                                          $  1,014   $      -
                                                          ========   ========
Supplemental Schedules of Noncash Activities:

  Stock issued for business acquisition:
    Common stock                                          $972,900   $300,000
                                                          ========   ========
    Redeemable common stock                               $300,000   $      -
                                                          ========   ========

  Stock issued in lieu of cash for service rendered       $      -   $ 60,000
                                                          ========   ========

         See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998



NOTE 1 - REALIZATION OF ASSETS - GOING CONCERN.

               The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has sustained substantial losses from continuing any discontinued operations for the years ended December 31, 1998 and 1997. In addition, the accompanying consolidated financial statements as at and for the year ended December 31, 1998 reflect negative working capital of $1,935,991 and tangible net capital deficiency of $494,992.

               Management is of the opinion that its ferry business purchased in October 1998 will operate self sufficiently by the end of 1999. Regardless, it will still require additional sources of funds to meet the mortgage payments on its ferries which were refinanced in October 1998 (see Note 6).

               To meet its obligations, including the aforementioned mortgage payments, the Company must raise working capital through additional equity and debt offerings. To this end, during the period from September 27, 1999 to October 30, 1999 $1,600,000 was raised pursuant to private sales of 1,405,000 shares of common stock.

               Pursuant to a meeting of the Company's Board of Directors on October 28, 1999, it was resolved that the real estate and retail cigar store owned by the Company would be put up for sale. The Proceeds would be used to repay approximately $600,000 of debts which are secured by the assets being sold.

               It is management's opinion that the funds raised by the aforementioned stock sales and borrowings plus the funds anticipated to be raised through the sale of the real estate will be sufficient to meet the Company's obligations as they become due.

               The conditions previously mentioned raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

         (a) Description of Business:

               Lighthouse Landings, Inc. (the "Company") was incorporated in New Jersey in 1993 and is in the commuter ferry business. The Company currently operates a commuter ferry service from Highlands, New Jersey to and from Manhattan, and is pursuing the establishment of other routes in the Greater New York City metropolitan area.


         (b) Principles of Consolidation:

               The consolidated financial statements include the accounts of Lighthouse Landings, Inc. and its subsidiaries. Inclusion of the results of subsidiary companies' operations is on the "Purchase" method, from the dates of their respective acquisition. All significant intercompany balances and transactions have been eliminated. Recognition of the interest of minority stockholders in a subsidiary is provided for in the accounts. As discussed more thoroughly in Note 3, the Cigar Box, Inc. subsidiary is presented as a discontinued operation.


         (c) Change of Accounting Period:

               The Company has changed its April 30 fiscal year end to December 31st. Accordingly, the accompanying consolidated financial statements reflect balance sheets as of December 31, 1998 and 1997 and the results of operations cash flows and stockholders equity for the years then ended.


         (d) Inventories:

               Inventories which consist entirely of finished goods, are stated at the lower of cost or market on the first-in, first-out method.


         (e) Property and Equipment:

               Property and equipment is recorded at cost. The cost of the ferries obtained through the Fast Ferries Holding Corp. acquisition in December 1998 has been determined as an allocation of the purchase price of the business acquired based upon an appraisal. Depreciation is computed using the straight-line method. Depreciation on equipment, including the ferries, is calculated principally over fifteen years. Buildings and improvements are depreciated over 31-1/2 years.

               Expenditures which substantially increase estimated useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are sold or otherwise disposed of, their costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the operations statement.

         (f) Goodwill:

               Goodwill arising from acquisitions initially represents the excess of the purchase cost over the fair value of identifiable assets less identifiable liabilities. Goodwill is reviewed on an ongoing basis to determine that the value has not been impaired; in 1998 it was determined that the value of the goodwill arising from the purchase of The Cigar Box, Inc. has been impaired and accordingly the remaining unamortized goodwill of $212,654 has been written off to discontinued operations. The goodwill arising from the acquisition of Fast Ferries Holding Corp. and its wholly owned subsidiaries aggregating $1,214,174 is being amortized over 20 years. Amortization of goodwill charged to operations was $13,000 in 1998 and $-0- in 1997.

         (g) Revenue Recognition:

               Revenue is recognized when earned. The Company's ferry business sells the majority of commuter tickets in advance of use. Accordingly, the Company determines the unused portion of ticket sales and defers that value to future periods.

         (h) Income Taxes:

               The Company has incurred losses for income taxes purposes aggregating approximately $7,146,000 through December 31, 1998 and, accordingly, has not recorded any income tax expense. As there is not sufficient certainty of future taxable income, the deferred tax asset arising from the potential carry forward of tax losses has been offset by a reserve in a like amount and consequently no deferred tax asset is reflected in the accompanying financial statements.

               The net operating loss carryforwards at December 31, 1998 expire as follows:

                             2009                   $   62,000
                             2010                      107,000
                             2011                       93,000
                             2012                    3,650,000
                             2013                    2,448,000
                             2018                      786,000
                                                    ----------

                                                    $7,146,000
                                                    ==========

               The Tax Reform Act of 1986 enacted a complex set of rules limiting the utilization of net operating loss carryforwards to offset future taxable income following a corporate ownership change. The NY Fast Ferry Group's ability to utilize its operating loss carryforwards is limited following a change in ownership in excess of fifty percentage points in any three year period. The effects, if any, of the change in ownership are not reflected in the foregoing table.

               A reconciliation of the statutory income tax effect rate is as follows:

                                                For the Years Ended December 31,
                                            ---------------------------------------
                                                   1998                 1997
                                            ------------------   ------------------
     Federal statutory rate                  ($462,000)  (34.0%)  ($143,000)  (34.0%)
     Non-deductible portion of:
       Goodwill                                 92,000     6.8            -       -
       Minority share in loss of subsidiary    (14,000)   (1.1)           -       -
     Reserve for net operating loss
       carryforward tax asset                  384,000    28.3      143,000    34.0
                                            ----------  ------   ----------  ------

                                            $        -       -   $        -       -
                                            ==========  ======   ==========  ======

         (i) Use of Estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


         (j) Concentrations of Credit Risk:

               Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions which at times may be in excess of the FDIC insurance limit.


         (k) Per Share Data:

               Net loss per common share for 1998 and 1987 has been computed based upon the weighted average number of common shares outstanding. The assumed exercise of options and warrants were not considered in the computation in either year due to their anti-dilutive effect. Fully dilutive per share data is not included because the assumed exercise of the common stock equivalents in both years is anti-dilutive.

NOTE 3 - DISCONTINUED OPERATIONS.

               On October 28, 1999, the Company adopted a plan to sell its real estate and retail/wholesale segments. Accordingly both segments have been accounted for as discontinued operations in the accompanying consolidated financial statements for both 1998 and 1997. The net assets to be disposed of as of December 31, 1998 aggregating $908,900 consist primarily of real estate and are recorded as current assets in the accompanying consolidated balance sheet under the caption "Assets held for resale".

               The estimated loss on disposal of the discontinued operations of $593,815 represents: a write-off of goodwill of $212,654 on the retail segment; an estimated loss on the sale of real estate of $331,161; and a provision of $50,000 for expected losses during the phase out period. Net sales of the retail segment for 1998 and 1997 were $184,840 and $34,468, respectively. There were no revenues from the real estate segment during 1998 and 1997.


NOTE 4 - PROPERTY AND EQUIPMENT.

               Property and equipment is summarized as follows:

                                                            December 31,
                                                     ---------------------------
                                                         1998          1997 (b)
                                                     -----------     -----------

         Ferries (a)                                 $13,300,000     $         -
         Land and buildings                                    -       1,272,098
         Computers and office equipment                   29,502               -
         Furniture and fixtures                           25,437          61,156
                                                     -----------     -----------

                                                      13,354,939       1,333,254
         Less:  Accumulated depreciation                 251,414          41,107
                                                     -----------     -----------

                                                     $13,103,525     $ 1,292,147
                                                     ===========     ===========

         (a) Based upon independent appraisal (see Note (2)).

         (b) Reference is made to Note 3 regarding reclassification of land and buildings to assets held for resale from discontinued operations.

NOTE 5 - ACQUISITIONS.

         (i) The Cigar Box, Inc.:

               On December 2, 1997, the Company acquired all of the outstanding stock of The Cigar Box, Inc., a cigar and accessories store. The Company purchased The Cigar Box, Inc. by the issuance of 75,000 shares of Company stock at a value of $4.00 per share. Upon acquisition, the Company commenced a plan to curtail its wholesale activity and concentrate on retail activities. As the segment incurred significant losses, management discontinued the segment.

               Reference is made to Note 3 regarding discontinence of this subsidiary.

               Pro forma information for the eleven months ended November 30, 1997 is immaterial and is therefore not presented for this segment.


         (ii) Fast Ferry Holdings Corp.:

               On October 6, 1998, the Company acquired 80% of the outstanding stock of Fast Ferry Holding Corp. and its wholly owned subsidiaries, New York Fast Ferry Services, Inc. Fast Ferry I, Inc. and Fast Ferry II, Inc. (the NY Fast Ferry group). The NY Fast Ferry group owns two vessels the M/V "Finest", and the M/V "Bravest" and is in the business of operating high speed commuter ferry services in the greater New York City harbor area. The NY Fast Ferry Group was acquired by the issuance of 454,545 shares of the Company's stock at a value of $2.53 per share. Of the 454,545 shares issued, 70,000 shares were subject to a put option. Such agreement allowed 2 of the 3 selling shareholders to sell back to the Company an aggregate of 70,000 shares at a price of $5.00 per share.

               The puts were exercised in March 1999 and has been retroactively reflected as a liability in the accompanying balance sheet under the caption "Redeemable Common Stock" in the amount of $350,000.

               The acquisition has been accounted for as a purchase.

               The assets acquired and the liabilities assumed in connection with the aforementioned acquisition of the NY Fast Ferry group is as follows:

               Fair value of identifiable assets acquired     $13,475,700
               Fair value of liabilities assumed              $13,261,280
               Purchase cost                                  $ 1,428,594
               Excess over net identifiable assets            $ 1,214,174

               The unaudited consolidated results of operations, on a pro forma basis, as if the NY Fast Ferry Group had been acquired at the beginning of the periods presented are as follows:

                                                    For the Years Ended
                                                        December 31,
                                             ---------------------------------
                                                  1998              1997
                                             ---------------  ----------------
                                                         (Unaudited)

Net sales                                      $  1,498,750      $  1,474,616
Costs and expenses - net                          3,181,269         4,666,940
                                               ------------      ------------

Loss from continuing operations                 ( 1,682,519)      ( 3,192,324)

Loss from discontinued operations               (   703,207)      (   419,948)

Minority interest in loss of subsidiary             239,534           638,463
                                               ------------      ------------

Net loss                                        ($2,146,192)      ($2,973,809)
                                               ============      ============

Per share data:
  Loss from continuing operations                     ($.59)           ($1.23)
                                               ============      ============
  Loss from discontinuing operations                  ($.25)           ($ .16)
                                               ============      ============
  Net loss                                            ($.75)           ($1.15)
                                               ============      ============



NOTE 6 -  REAL ESTATE TAXES PAYABLE.

               Real estate taxes liens have been recorded by local governmental authorities because of non-payment of said property taxes arising from a dispute over property tax valuations. The Company is currently attempting to resolve the dispute.

NOTE 7 -  NOTES PAYABLE.

               At December 31, 1998 the note and mortgage payable are summarized as follows:

          Mortgage on real property of discontinued
            real estate segment which is being held for
            resale. The note is secured by a first mortgage
            (subject to the tax lien referred to in Note 8)
            on the property and is payable in full in
            October 1999, plus interest at 20%.                   $ 157,288

          Insurance finance agreement due in monthly
            installments of $8,274 including interest                49,779
                                                                  ---------

                                                                  $ 207,067
                                                                  =========

NOTE 8 -  LONG-TERM DEBT.

          Long-term debt as of December 31, 1998 is as follows:

     Preferred ship mortgage note payable, secured
          by the vessel "Finest" due in monthly
          installments of $61,875 through March 10,
          1999 and $56,719 through September 10, 2005,
          including interest at 9.25% per annum, with a
          final payment of $3,626,691 due October 10, 2005.     (a) $  5,308,158

     Preferred ship mortgage note payable, secured by
          the vessel "Bravest" due in monthly install-
          ments of $59,063 through March 10, 1999 and
          $56,719 through September 10, 2005, including
          interest at 9.25% per annum, with a final
          payment of $3,572,971 due October 10, 2005.           (a)    5,276,094

     Note payable, secured by the vessel "Finest"
          and "Bravest", payable in fifteen monthly
          installments of $15,000 commencing in February
          1999, plus a $45,000 payment in January, 1999,
          payments of $343,333 on each of May 1, 1999,
          October 1, 1999 and March 1, 2000 and a final
          payment of $934,319 on December 10, 2000.
          The note carries no interest.  The payments
          have been discounted to net present value
          at December 31, 1998 using a discount rate
          of 9.25%                                              (a)    1,994,670

     Equipment note payable - installment obligations
          secured by certain equipment, payable in
          monthly installments of $157, including interest
          at 16.9%, maturing April 2003.                                   5,355
                                                                    ------------

                                                                    $ 12,584,277
                                                                    ============

     (a) The two first mortgages on the ships and Note Payable are secured through:
              (i) cross collateralization agreements, (ii) assignments of charter agreements and other personal property,
              (iii) a pledge of a potential receivable arising from a lawsuit against the City of New York and (iv) a Company guarantee.

          Reference is made to Note 9(c)(ii) regarding Warrants issued to the noteholder


          The secured debt obligations mature as follows:
                        1999                      $ 1,282,822
                        2000                        1,766,660
                        2001                          470,236
                        2002                          515,443
                        2003                          563,630
                     Thereafter                     7,985,486
                                                  -----------
                                                  $12,584,277
                                                  ===========

NOTE 9 -  CAPITAL STOCK.

          (a)  Stock Issued for Consideration Other Than Cash:

               In October 1997, options to purchase 8,750 shares of the Company's common stock were exercised at $4.00 per share (the market value at time of grant) aggregating $35,000.

               In October 1997, the Company issued to a consultant 2,500 shares of its common stock in lieu of interest and 57,500 shares of its common stock for consulting services rendered. The fair value of the common stock at the time of issuance was $1 par value.

               On October 5, 1998, the Company issued 454,545 common shares valued at $2.53 per share (the market value at time of sale) for 80% of the outstanding stock of Fast Ferry Holding Corp. Concurrently therewith, the Company issued put options to two of the selling shareholders for 70,000 shares at $5.00 per share. Such puts were exercised in March 1999 and is classified as a liability in the accompanying balance sheet under the caption "Redeemable Common Stock" (see Note 5 ii).


          (b)  Stock Issued for Cash:

               On October 7, 1997 the Company sold 25,000 shares of its common stock to the public at $3.75 per share. On April 6, 1998 the Company sold 30,000 shares of its common stock to the public at a price of $3.25 per share.


          (c)  Stock Options:

               A Summary of activity related to non-qualifying stock options granted by the Company is as follows:

                                               Warrants          Exercise Price
                                         --------------------
                                         Options     Warrants       Per Share
                                         -------     --------    --------------
Outstanding at December 31, 1996               -            -               N/A
Granted during 1997                       56,250            -             $4.00
Exercised during 1997                      8,750            -             $4.00
                                          ------     --------

Outstanding at December 31, 1997          47,500            -             $4.00
Granted during 1998                       10,000      200,000    $1.88 to $2.60
Expired in 1998                           47,500            -             $4.00
                                          ------     --------

                                          10,000      200,000    $1.88 to $2.60
                                          ======     ========

         (i)    Options Granted in 1997:

               Pursuant to a consulting agreement entered into on September 1, 1997, the Company agreed to issue options to purchase up to an aggregate of 56,250 shares of its common stock at $4.00 per share 8,750 options were exercised in 1997 and the remaining 47,500 expired in 1998.

          (ii)  Options and Warrants Granted in 1998:

                In connection with the Company's loan agreements (Note 6), on October 5, 1998 the Company granted the noteholder warrants to purchase 200,000 shares of its common stock at $2.60 per share, the market value at time of grant. Such warrants were granted pursuant to the refinancing of the two ferries owned by The NY Fast Ferry Group. The warrants are exercisable through March 16, 2004. There have been no exercises of these warrants.

                The Company granted an option to a shareholder to purchase 10,000 shares at a price of $1.88 per share. Such option is exercisable through October 4, 2000.

          (ii)  Options and Warrants Granted in 1998:  (Continued)

                Assuming the fair market value of the stock at the date of grant to be equal to option exercise price, the life of the options to be from 1.3 year to 2 years the expected volatility at 200%, expected dividends are none, and the risk-free interest rate of 10%, the Company would have recorded compensation expense of $2,013 and $36,220 for the years ended December 31, 1998 and 1997, respectively, as calculated by the Black-Scholes option pricing model. As such, pro-forma net loss and loss per share would be as follows:

                                              For the Years Ended
                                                  December 31,
                                          ----------------------------
                                              1998            1997
                                          ------------    ------------
          Net loss as reported              ($1,358,191)     ($419,948)
                                          =============   ============

          Additional compensation         $       2,013   $     36,220
                                          =============   ============

          Adjusted net loss                 ($1,360,204)     ($456,168)
                                          =============   ============

          Loss per share as reported              ($.48)         ($.16)
                                          =============   ============

          Adjusted loss per share                 ($.48)         ($.18)
                                          =============   ============

NOTE 10 - RELATED PARTY TRANSACTION:

               In October 1977, 57,500 shares valued at $1.00 per share were issued to director for legal services rendered.

               During June 1999, the Company issued 25,000 shares to a director valued at $.40 per share for legal services rendered in closing a loan.



NOTE 11 - COMMITMENTS AND CONTINGENCIES.

          (a)  Leases:

               The Company leases retail space and office equipment under leases which expire through December 2, 2001. Minimum annual rental are $25,000 per annum.


          (b)  Employment Contracts:

               The Company has entered into employment agreements with each of its executive officers Anthony Cappaze and Frank Matusek. The agreements provide for a salary of $75,000 each year, through April 30, 1998 and $100,000 each year thereafter.

               The NY Fast Ferry Group has entered into an employment contract with its President which provides for a salary of $90,000 each year through October 4, 2003. Pursuant to the contract, the President was also granted an option to purchase 10,000 shares of the Company's common stock.


          (c)  Litigation:

               The NY Fast Ferry Group had initiated a suit alleging breach of contract against the City of New York. Fifty percent (50%) of the proceeds, if any, is pledged to the original stockholders of The NY Fast Ferry Group and the remaining (50%) to the first mortgage holder as a pledge of collateral against amounts owing to them pursuant to notes payable referred to in Note 6.



NOTE 12 - SUBSEQUENT EVENTS.

               Pursuant to a letter of intent the Company on July 7, 1999 received $400,000 from a potential investor as an interest bearing advance deposit on a future equity investment. The investor subsequently decided not to make the investment and has issued, in accordance with the letter of intent, a demand for repayment. As the Company was not able to repay the deposit at that time, management and the investor entered into repayment negotiations.

               On June 10, 1999, the Company borrowed $315,000 which bears interest at 18% per annum. The obligation is due in six (6) monthly installments of $10,000, the first of which is due on July 10, 1999 followed by six (6) monthly payments of $15,000. On June 10, 2000, one half of the outstanding principal balance is due. The remaining balance is due in three (3) monthly installments through September 2000. The loan is secured by a mortgage on real property owned by the Company. The President has personally guaranteed the loan and has further secured the loan with 100,000 shares of his common stock. The President was issued options to acquire 300,000 shares of the Company's common stock for $0.50 per share as consideration of his personal guarantee and pledge of stock. In addition, the lender received 25,000 shares of common stock as additional interest at the loan closing and is eligible to receive an additional 25,000 shares if the loan is not prepaid by December 10, 1999.

               On July 26, 1999, the Company received $200,000 from an investor as an advance against a future investment in the Company. The loan bears interest at 6% and matures on July 16, 2000.

               On August 6, 1999, a consultant purchased 50,000 shares of common stock at a price of $.10 per share.

               On September 9, 1999, the Company's President exercised 100,000 of the 300,000 options he received in guaranteeing and securing the $315,000 note mentioned above. The options were exercised at a price of $.50 per share for aggregate consideration of $50,000.

               During the period from September 27, 1999 to October 30, 1999, the Company sold 1,430,000 shares of its common stock for net consideration of $1,475,000. As an inducement to sell these shares, the Company issued warrants to purchase an aggregate of 935,000 shares of its common stock at $1.25 per share. Of these warrants, 825,000 expire in three (3) years and 110,000 expire in one (1) year. Such warrants are immediately exercisable. In addition, as consideration for his efforts in selling the aforementioned shares, a director received 3-year warrants to purchase up to 100,000 shares of the Company's common stock at $1.00 per share. Such warrants are immediately exercisable.